Oddo BHF New York Corporation

Statement of Financial Condition

December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50975

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Oddo BHF New York Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, 5th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philippe Bouclainville — 646-723-7405
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael Goldberg Nikpour Cohen & Sullivan Certified Public Accountants PLLC
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Philippe Bouclainville, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oddo BHF New York Corporation, as of December 31, 2017, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Chief Executive Officer



Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ODDO BHF NEW YORK CORPORATION

Index
December 31, 2017

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.



RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's
of ODDO BHF New York Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ODDO BHF New York Corporation (the "Company") (a New York company), as of December 31, 2017, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of ODDO BHF New York Corporation as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016.

Woodbury, New York
February 22, 2018

ODDO BHF NEW YORK CORPORATION

Statement of Financial Condition
As of December 31, 2017

Assets

Cash and cash equivalents	$	2,178,340
Securities owned, at fair market value		6,854,182
Due from parent		255,828
Fail to deliver		23,434
Equipment and leasehold improvements , (net of accumulated depreciation and amortization of $785,799)		88,608
Deferred tax asset		252,311
Security deposit		151,485
Taxes receivable		27,876
Other assets		132,084
Total Assets	**$**	**9,964,148**

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$	29,054
Accrued expenses and other liabilities		750,744
Taxes payable		235,954
Deferred rent payable		80,458
Accounts payable - customer		23,434
Total Liabilities	**$**	**1,119,644**

Stockholder's equity:

Common stock, no par value, 200 shares authorized, 1 share issued and outstanding		
Additional paid-in capital	$	2,749,911
Retained earnings		6,094,593
Total stockholder's equity	**$**	**8,844,504**
Total Liabilities and Stockholder's Equity	**$**	**9,964,148**

The accompanying notes are an integral part of these financial statements.

ODDO BHF NEW YORK CORPORATION

Notes to the Financial Statements
As of December 31, 2017

1. Organization and Business Description

Oddo BHF New York Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company engages primarily in brokerage and investment advisory services with respect to European securities. The Company is a wholly owned subsidiary of Oddo BHF S.C.A (the "Parent").

The Company acts as an agent for customers in the purchase and sale primarily of foreign securities. The Company executes and clears all of these trades through the Parent. These trades are settled on a delivery versus payment basis.

2. Accounting Policies

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates in the Preparation of Financial Statements
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

Income Taxes
The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Net deferred tax assets are recognized to the extent the Company believes these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence are considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If it is determined the Company would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company records all securities transactions on a trade-date basis. The amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC"). However the Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

Fixed Assets

Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the underlying assets using the straight-line method of depreciation. The useful lives for furniture and equipment are four years and three years, respectively.

Fair Value of Financial Assets and Liabilities

The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, fees receivable, and accrued expenses.

3.   **Fair Value of Financial Assets and Liabilities**

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market Information. In accordance with applicable guidance, the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for Identical assets or liabilities (Level ·1 measurements) and the lowest priority to unobservable Inputs (Level 3 measurements). The three levels of the fair value hierarchy under applicable guidance are described below:

Basis of Fair Value Measurement

•   Level1 - Unadjusted quoted prices In active markets that are accessible at the measurement date for Identical, unrestricted assets or liabilities;

•   Level 2 - Quoted prices in markets that are not active, or Inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;

•   Level 3- Prices or valuation techniques that require Inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected losses and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instrument.

The following table details the assets and liabilities carried at fair value on a recurring basis as of December 31, 2017 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value:

ODDO BHF NEW YORK CORPORATION

Notes to the Financial Statements
December 31, 2017

Assets	Level 1	Level 2	Level 3	Total
Treasuries	4,604,182	-	-	4,604,182
Certificates of deposit	2,250,000	-	-	2,250,000
	$ 6,854,182	$ -	$ -	$ 6,854,182

U.S. treasury securities are fair valued on a recurring basis with the corresponding unrealized gains or losses recognized in the statement of operations. When available, management uses quoted market prices to determine fair value of the financial instrument, therefore such valuations have been classified as Level1.

The fair value of the Company's portfolio of Certificates of deposit is based upon third party pricing sources, and is consequently a Level 2 valuation. The Company's assets measured at fair value on a recurring basis consist of FDIC-insured Certificates of deposit maintained in a portfolio with Bank of America.

4.   **Equipment and Leasehold Improvements**

The Company had the following equipment, leasehold improvements and related accumulated depreciation and amortization at December 31, 2017:

	Cost
Leasehold Improvements	$ 214,055
Office Equipment	612,234
Software	48,118
Less: Accumulated depreciation and amortization	(785,799)
Net Equipment and Leashold Improvements	$ 88,608

Depreciation expense for the year ended December 31, 2017 was $40,690.

5.   **Income Taxes**

Income taxes are accounted for in accordance with ASC 740, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

6.   **Related Party Transactions**

The Company is paid a service fee by an affiliate based upon total expenses incurred. For the year ended December 31, 2017 the service fee earned was $6,011,798.

The Company also pays a support service fee to an affiliate. For the year ended December 31, 2017 the support service fee expenses was $748,783.

ODDO BHF NEW YORK CORPORATION

Notes to the Financial Statements
December 31, 2017

7. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected the alternative standard which requires the maintenance of $250,000 in minimum net capital. At December 31, 2017, the Company had net capital of $7,579,745 that was $7,329,745 in excess of its required net capital of $250,000.

8. Financial Instruments with Off-Balance Sheet Risk

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various foreign securities transactions.

The Company has a clearing arrangement with an affiliate, Oddo BHF S.C.A, under which Oddo BHF S.C.A. clears all transactions for the accounts of the Company's customers on an omnibus basis.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

9. Accounting Developments

In 2017, the Financial Accounting Standards Board ("FASB") adopted ASC 606, *Revenue from Contracts with Customers*, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning after December 15, 2017.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

In February 2017, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company expects to record a right-of-use asset and related lease liability upon the adoption of this accounting standard updated, and is still evaluating the impact of the modified retrospective transition method on its financial statements.

ODDO BHF NEW YORK CORPORATION

Notes to the Financial Statements
December 31, 2017

10.   **Commitments and Contingencies**

The Company leases office space under a non-cancelable operating lease. The lease, which was due to expire in June 2015, was extended until May 2022. The following is a schedule of future minimum lease payments:

Year Ending December 31		Amount
2018	$	277,146
2019		284,075
2020		291,177
2021		298,456
2022		125,633
	$	1,276,487

The Company is currently not subject to any litigation, claims or assessment by regulatory or other governmental agencies, or any other third parties.

11.   **Subsequent Events**

No other events or transactions subsequent to December 31, 2017 through the date these financial statements were issued that would require recognition or disclosure in these financial statements.